UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 29, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06) (Incorporated in
the Republic of South Africa) Share Code:
SGL
ISIN Code: ZAE000173951
Issuer Code: SGL ("Sibanye Gold"
or "the Company")

RENEWAL OF CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the Firm Intention announcement by Sibanye Gold to make a cash offer to acquire the entire issued ordinary share capital of Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") for a consideration of ZAR 11.55 per Wits Gold share ("Proposed Transaction"), incorporating the Company's cautionary announcement, which was jointly released by the Company and Wits Gold on SENS on 11 December 2013.

As the pro forma financial effects of the Proposed Transaction have not yet been finalised, shareholders are advised to continue to exercise caution when dealing in the Company's securities until a further announcement is made.

Johannesburg

29 January 2014

On behalf of Sibanye Gold

Corporate adviser	JSE Sponsor
Qinisele Resources Proprietary Limited	JP Morgan
South African Legal Adviser	Canadian Legal Counsel
Edward Nathan Sonnenbergs	Norton Rose Fulbright Canada LLP
US Legal Counsel	
Linklaters LLP	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 29, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer